

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2012

Via Email

Peter Flint
Chief Executive Officer
Trulia, Inc.
116 New Montgomery Street, Suite 300
San Francisco, California 94105

> **Re: Trulia, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 17, 2012**
> **File No. 333-183364**

Dear Mr. Flint:

We have reviewed your letter dated August 17, 2012, and the above-referenced registration statement, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we reference prior comments, we are referring to our August 14, 2012 letter.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Inside Front Cover Page of Prospectus

1.   Please revise your reference to "[s]trong mobile monetization" to clarify that this statement is based on sales of your subscription product for mobile devices at higher average prices than non-mobile products for the time period following the launch of your subscription mobile product in May 2012.

Risk Factors

"If real estate professionals do not continue to subscribe to our products…," page 14

2.   We note your response to prior comment 3. Please discuss the risks associated with the fact that the costs of acquiring new subscribers and retaining existing subscribers (sales

and marketing expenses), were your greatest expenses during the most recent fiscal year and six month period.

Business

Our Strengths

Large, differentiated, engaged, transaction-ready audience, page 84

3.   We note your response to prior comment 6. Please include disclosure consistent with your response, explaining your statement that your audience is "more engaged" with your marketplace than users of Zillow.com.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Rezwan D. Pavri, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.